WILON ENERGY GROUP, INC.
                               931 Ashland Terrace
                          Chattanooga, Tennessee 37415


June 16, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


                          Re: Wilon Energy Group, Inc.
                              Withdrawal of Registration Statement on Form SB-2 (File No. 333-105286)

Ladies/Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the "Act") Wilon Energy Group, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-105286) initially filed with the Commission on May 15, 2003 and all exhibits filed thereto (the "Registration Statement"). The Registrant. is withdrawing the registration statement because its board of directors has determined that the registration of its securities (as set forth in the registration statement) is not in its best interest or in the best interest of its stockholders.

     The Registrant has not sold any stock or intends to sell any stock pursuant to the filing.

     The Registrant requests that all unapplied fees paid to the Commission in connection with the filing of the Registration Statement be returned to the Registrant.

     If you have any questions with respect to this letter, please phone Harry Thompson, President, at (423) 877-5670.


                             Sincerely,

                            Wilon Energy Group, Inc.

                            By: /s/Harry Thompson
                                ------------------
                                Harry Thompson,
                                 President
                                 Chief Executive Officer